September 6, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Kinross Gold Corporation (“Kinross” or the “Company”)
Form 40-F for the Year Ended December 31, 2012 (the “Filing”)
Filed April 1, 2013
Response dated August 9, 2013
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of August 23, 2013 regarding the Filing and our response and provide our responses to the Staff comments below.  For ease of reference, we have repeated the Staff comments in italicized type and followed each comment with our response.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.2
Management’s Discussion and Analysis, page 1
11. Supplemental Information, page 56
Reconciliation of non-GAAP financial measures, page 56
All-in Sustaining Cost, page 58

1.
We note your response to comment two and three of our letter dated July 9, 2013 indicating your rationale to present silver as a by-product and deduct silver sales from your production cost of sales for purposes of certain non-IFRS measures.  We have carefully considered the practice of reducing a particular mineral’s cost using by-product revenues and believe that such a practice distorts to investors a reasonable representation of that mineral’s cost.  In this regard, we view the sale of by-products as a substantive revenue producing activity and the resulting sales proceeds should not be reflected as a cost reduction.  Please note that by-product revenue can be disclosed textually if you continue to believe the information is useful, as long as the cost of producing gold presented has not been reduced by such by-product revenue.  Please confirm to us that that you will make this adjustment in any amended or future filings on Form 40-F, as appropriate.  Please also note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

www.kinross.com

Response:

We confirm that we will adjust our disclosures in any amended or future filings on Form 40-F to not deduct silver sales from production cost of sales for purposes of our non-IFRS measures titled “Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis” and “All-in Sustaining Cost”.

We understand that the reduction of a particular mineral’s cost using by-product revenues is being discussed by the Staff on a broader basis throughout the industry.  Should the outcome of these discussions change the Staff’s view noted in this comment, we may revert to our original presentation, or otherwise adjust our presentation accordingly.

Closing Comments

Kinross acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and Kinross may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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www.kinross.com

We are available to discuss any of the foregoing at your convenience.  Please contact either the undersigned by telephone at 416-365-2855 or by email at Tony.Giardini@Kinross.com or Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer by telephone at 416-365-2565 or by email at Geoff.Gold@Kinross.com should you wish to so discuss.

Sincerely,

KINROSS GOLD CORPORATION

Tony Giardini
Executive Vice-President and Chief Financial Officer

cc:	Geoffrey P. Gold, Executive Vice-President, Corporate Development, and Chief Legal Officer, Kinross Gold Corporation
Audit Committee, Kinross Gold Corporation

www.kinross.com